BYLAWS

OF

ENERGY EXPLORATION TECHNOLOGIES INC.



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<p style="text-align: center;">**ENERGY EXPLORATION TECHNOLOGIES INC.**</p>

<p style="text-align: center;">**BYLAWS**</p>

<p style="text-align: center;">**ARTICLE ONE**</p>

<p style="text-align: center;">**OFFICES**</p>

Section 1.   Registered Office. The registered office of ENERGY EXPLORATION TECHNOLOGIES INC., a Puerto Rico corporation (the "Corporation"), shall be located in the City of Dorado, Commonwealth of Puerto Rico.

Section 2.   Other Offices. The Corporation may also have offices at such other places, either within or without the Commonwealth of Puerto Rico, as the Board of Directors of the Corporation (the "Board of Directors") may from time to time determine or as the business of the Corporation may require.

<p style="text-align: center;">**ARTICLE TWO**</p>

<p style="text-align: center;">**MEETINGS OF STOCKHOLDERS**</p>

Section 1.   Place. All annual meetings of stockholders shall be held at such place, within or without the Commonwealth of Puerto Rico, as may be designated by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof. Special meetings of stockholders may be held at such place, within or without the Commonwealth of Puerto Rico, and at such time as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.   Time of Annual Meeting. Annual meetings of stockholders shall be held on such date and at such time fixed, from time to time, by the Board of Directors, provided, that there shall be an annual meeting held every calendar year at which the stockholders shall elect a board of directors and transact such other business as may properly be brought before the meeting.

Section 3.   Call of Special Meetings. Special meetings of the stockholders may be called by the Chief Executive Officer, the Board of Directors or by the Secretary on the written request of the holders of not less than a majority of all shares entitled to vote at the meeting.

Section 4.   Conduct of Meetings. The Chairman of the Board (or in his absence, the Chief Executive Officer or, in his absence, the President) or such other designee of the Chairman of the Board) shall preside at the annual and special meetings of stockholders and shall be given full discretion in establishing the rules and procedures to be followed in conducting the meetings, except as otherwise provided by law or in these Bylaws.

Section 5.   Notice and Waiver of Notice. Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the day of the meeting, either personally (including by FedEx or another reputable



commercial delivery service), electronically (including email or facsimile) or by first-class mail, by or at the direction of the Chief Executive Officer, the President, the Secretary, or the officer or person calling the meeting, to each stockholder of record entitled to vote at such meeting. If the notice is mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid. Notice may be sent by electronic transmission if the stockholder has consented to receive notice by such method. If a meeting is adjourned to another time and/or place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the Board of Directors, after adjournment, fixes a new record date for the adjourned meeting or if the adjournment is for more than 30 days. Notice need not be given to any stockholder who submits a written waiver of notice by him before or after the time stated therein. Attendance of a person at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

Section 6.   Business of Special Meeting. Business transacted at any special meeting shall be confined to the purposes stated in the notice thereof.

Section 7.   Quorum. The holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at meetings of stockholders except as otherwise provided in the Corporation's certificate of incorporation (the "Certificate of Incorporation"). If, however, a quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified and called. The stockholders present at a duly organized meeting may continue to transact business notwithstanding the withdrawal of some stockholders prior to adjournment, but in no event shall a quorum consist of the holders of less than one-third (1/3) of the shares entitled to vote and thus represented at such meeting.

Section 8.   Required Vote. The vote of the holders of a majority of the shares entitled to vote and represented at a meeting at which a quorum is present shall be the act of the Corporation's stockholders, unless the vote of a greater number is required by law, the Certificate of Incorporation, or these Bylaws.

Section 9.   Voting of Shares. Each outstanding share, regardless of class, shall be entitled to vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class are limited or denied by the Certificate of Incorporation or the General Corporations Act of Puerto Rico.

Section 10.   Proxies. A stockholder may vote in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. No proxy shall be voted or acted upon after three (3) years from the date of its execution unless otherwise provided in the



proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable, and unless otherwise made irrevocable by law.

Section 11.   Stockholder List. The officer or agent having charge of the Corporation's stock transfer books shall make, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number and class and series, if any, of shares held by each. Such list, for a period of ten (10) days prior to such meeting, shall be subject to inspection by any stockholder at any time during the usual business hours at the place where the meeting is to be held. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer book or to vote at any such meeting of stockholders.

Section 12.   Action Without Meeting. Any action required by the statutes to be taken at a meeting of stockholders, or any action that may be taken at a meeting of the stockholders, may be taken without a meeting or notice if a consent, or consents, in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted with respect to the subject matter thereof, and such consent shall be delivered to the Corporation by delivery to its registered office, its principal place of business, or an officer or agent of the Corporation, having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or certified mail, return receipt requested. Such consent shall have the same force and effect as a vote of stockholders taken at such a meeting.

Section 13.   Fixing Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purposes, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which the notice of the meeting is mailed or the date on which the resolutions of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, except where the Board of Directors fixes a new record date for the adjourned meeting.

Section 14.   Inspectors and Judges. The Board of Directors in advance of any meeting may, but need not, appoint one or more inspectors of election or judges of the vote, as the case may be, to act at the meeting or any adjournment thereof. If any inspector or inspectors, or judge



or judges, are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors or judges. In case any person who may be appointed as an inspector or judge fails to appear or act, the vacancy may be filled by the Board of Directors in advance of the meeting, or at the meeting by the person presiding thereat. The inspectors or judges, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots and consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors or judge or judges, if any, shall make a report in writing of any challenge, question or matter determined by him or them, and execute a certificate of any fact found by him or them.

ARTICLE THREE

DIRECTORS

Section 1. Number, Election and Term. The number of directors of the Corporation shall be fixed from time to time, within the limits specified by the Certificate of Incorporation, by resolution of the Board of Directors; provided, however, no director's term shall be shortened by reason of a resolution reducing the number of directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office for the term for which he is elected and until his successor is elected and qualified. Directors need not be residents of the Commonwealth of Puerto Rico, stockholders of the Corporation or citizens of the United States. Unless provided otherwise by law, any director may be removed at any time, with or without cause, at a special meeting of the stockholders called for that purpose.

Section 2. Vacancies. A director may resign at any time by giving written notice to the Board of Directors or the Chairman of the Board. Such resignation shall take effect at the date of receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any vacancy occurring in the Board of Directors and any directorship to be filled by reason of an increase in the size of the Board of Directors shall be filled by the affirmative vote of a majority of the current directors though less than a quorum of the Board of Directors, or may be filled by an election at an annual or special meeting of the stockholders called for that purpose. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, or until the next election of one or more directors by stockholders if the vacancy is caused by an increase in the number of directors.

Section 3. Powers. The business and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised and done by the stockholders.

Section 4. Place of Meetings. Meetings of the Board of Directors, regular or special, may be held either within or without the Commonwealth of Puerto Rico.



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Section 5. Annual Meeting. The first meeting of each newly elected Board of Directors shall be held, without call or notice, immediately following each annual meeting of stockholders.

Section 6. Regular Meetings. Regular meetings of the Board of Directors may also be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 7. Special Meetings and Notice. Special meetings of the Board of Directors may be called by the Chief Executive Officer and shall be called by the Secretary on the written request of any two directors. Written notice of special meetings of the Board of Directors shall be given to each director at least twenty-four (24) hours before the meeting. Except as required by statute, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. Notices to directors shall be in writing and delivered personally (including by FedEx or another reputable commercial delivery service), electronically (including email or facsimile) or by first-class mail to the directors at their addresses appearing on the books of the Corporation. Notice by mail shall be deemed to be given at the time when the same shall be received. Notice to directors may also be given by telegram, and shall be deemed delivered when the same shall be deposited at a telegraph office for transmission and all appropriate fees therefor have been paid. Whenever any notice is required to be given to any director, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 8. Quorum and Required Vote. A majority of the directors shall constitute a quorum for the transaction of business and the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is required by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. At such adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally notified and called.

Section 9. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or committee thereof may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by all of the members of the Board of Directors or the committee, as the case may be, and such consent shall have the same force and effect as a unanimous vote at a meeting.

Section 10. Telephone Meetings. Directors and committee members may participate in and hold a meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meetings shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground the meeting is not lawfully called or convened.



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Section 11.   Committees. The Board of Directors, by resolution adopted by a majority of the whole Board of Directors, may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the business and affairs of the Corporation except where the action of the full Board of Directors is required by statute. Vacancies in the membership of a committee shall be filled by the Board of Directors at a regular or special meeting of the Board of Directors. The executive committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law.

Section 12.   Compensation of Directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 13.   Chairman of the Board. The Board of Directors may, in its discretion, choose a chairman of the board who shall preside at meetings of the stockholders and of the directors and shall be an ex officio member of all standing committees. The Chairman of the Board shall have such other powers and shall perform such other duties as shall be designated by the Board of Directors. The Chairman of the Board shall be a member of the Board of Directors but no other officers of the Corporation need be a director. The Chairman of the Board shall serve until his successor is chosen and qualified, but he may be removed at any time by the affirmative vote of a majority of the Board of Directors.

ARTICLE FOUR

OFFICERS

Section 1.   Positions. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary and a Treasurer, and, if elected by the Board of Directors by resolution, a Chairman of the Board, a Chief Financial Officer, a Chief Science Officer and one or more Vice Presidents. Any two or more offices may be held by the same person.

Section 2.   Election of Specified Officers by Board. The Board of Directors at its first meeting after each annual meeting of stockholders shall elect a Chief Executive Officer, a President, a Secretary, an Assistant Secretary and a Treasurer and can elect one or more Vice Presidents.

Section 3.   Election or Appointment of Other Officers. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors, or, unless otherwise specified herein, appointed by the Chief Executive Officer of the Corporation. The Board of Directors shall be advised of appointments by the Chief Executive Officer at or before the next scheduled Board of Directors meeting.



Section 4.   Salaries.   The salaries of all officers of the Corporation to be elected by the Board of Directors pursuant to Article Four, Section 2 hereof shall be fixed from time to time by the Board of Directors or pursuant to its discretion.   The salaries of all other elected or appointed officers of the Corporation shall be fixed from time to time by the Chief Executive Officer of the Corporation or pursuant to his direction.

Section 5.   Term.   The officers of the Corporation shall hold office until their successors are chosen and qualified. Any officer or agent elected or appointed by the Board of Directors or the Chief Executive Officer of the Corporation may be removed, with or without cause, by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officers or agents appointed by the Chief Executive Officer of the Corporation pursuant to Section 3 of this Article Four may also be removed from such officer positions by the Chief Executive Officer, with or without cause. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors, or, in the case of an officer appointed by the Chief Executive Officer of the Corporation, by the Chief Executive Officer or the Board of Directors.

Section 6.   Chief Executive Officer.   The Chief Executive Officer shall be the chief executive officer of the Corporation and shall provide overall strategic direction for the Corporation. The Chief Executive Officer shall see that all orders and resolutions of the Board of Directors are carried into effect and shall do and perform such other acts as the Board of Directors may, from time to time, authorize him to do. In the absence of the Chairman of the Board or in the event the Board of Directors shall not have designated a chairman of the board, the Chief Executive Officer shall preside at meetings of the stockholders and the Board of Directors.

Section 7.   President. The President shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect and shall do and perform such other acts as the Board of Directors may, from time to time, authorize him to do. In the absence or disability of the Chief Executive Officer, the President shall perform the duties and exercise the powers of the Chief Executive Officer. In the absence of the Chairman of the Board, if applicable, and the Chief Executive Officer, the President shall preside over meetings of the stockholders and the Board of Directors. Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall also serve as President.

Section 8.   Chief Financial Officer. If a Chief Financial Officer is elected, the Chief Financial Officer shall be responsible for all the funds and valuables belonging to the Corporation. The Chief Financial Officer shall have such authority in such amounts and limits as may be prescribed by the Board of Directors to, on behalf of the Corporation, sign checks, drafts, certificates of deposits and receipts for money delivered, and to endorse notes, bills, check, drafts, and acceptances. The Chief Financial Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer or the President.



Section 9.   Chief Science Officer. If a Chief Science Officer is elected, the Chief Science Officer shall be responsible for all scientific and research functions of the Corporation. The Chief Science Officer shall render to the Chief Executive Officer and the Board of Directors at its regular meetings or when the Board of Directors so requires an account of the status of all the scientific and research matters of the Corporation. The Chief Science Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer or the President.

Section 10.   Vice Presidents. The Vice Presidents in the order of their seniority, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the Board of Directors shall prescribe or as the Chief Executive Officer may from time to time delegate.

Section 11.   Secretary and Assistant Secretary. The Secretary and the Assistant Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the stockholders and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or Chief Executive Officer, under whose supervision the Secretary shall be. The Secretary shall keep in safe custody the seal of the Corporation and, when authorized by the Board of Directors, affix the same to any instrument requiring it.

Section 12.   Treasurer. The Treasurer shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer, the Chief Financial Officer and the Board of Directors at its regular meetings or when the Board of Directors so requires an account of all the Treasurer's transactions as treasurer and of the financial condition of the Corporation. The Treasurer shall also perform the functions of the Chief Financial Officer if a Chief Financial Officer is not appointed.

ARTICLE FIVE

CERTIFICATES FOR SHARES

Section 1.   Issue of Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates (and upon request every holder of uncertificated shares) shall be entitled to have a certificate signed by, or



in the name of the Corporation by the chairman or vice-chairman of the Board of Directors, or the Chief Executive Officer, President or Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, representing the number of shares registered in certificate form.

Section 2. Legends for Preferences. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 3. Transfer Restriction.

(a) Notwithstanding anything to the contrary, except as expressly permitted in this Section, a stockholder shall not Transfer (as such term is defined below) any shares of the Corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. The term "Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. Any purported Transfer of any shares of the Corporation's stock effected in violation of this Section shall be null and void and shall have no force or effect and the Corporation shall not register any such purported Transfer.

(b) Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the Corporation that shall include: (i) the name of the stockholder; (ii) the proposed transferee; (iii) the number of shares of the Transfer of which approval is thereby requested; and (iv) the purchase price (if any) of the shares proposed for Transfer. The Corporation may require the stockholder to supplement its notice with such additional information as the Corporation may request.



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(c)   Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the Corporation shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> THE TRANSFER OF THE SECURITIES REFERENCED HEREIN IS SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THE CORPORATION'S BYLAWS AND/OR EQUITY INCENTIVE PLAN, COPIES OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE CORPORATION SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SECURITIES THAT DOES NOT COMPLY WITH SUCH TRANSFER RESTRICTIONS.

The Corporation shall take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section to contain the foregoing legend.

(d)   The foregoing transfer restrictions set forth in this Section shall not apply to any Transfer of shares of the Corporation's preferred stock to the extent such Transfer is made in accordance with the provisions set forth in the certificate of incorporation in the manner necessary to cause such shares to convert into other securities of the corporation.

Section 4.   Facsimile Signatures. Any and all signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of the issue.

Section 5.   Lost Certificates. The Corporation may issue a new certificate of stock in place of any certificate therefore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen, or destroyed certificate, or his legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 6.   Transfer of Shares. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 7.   Registered Stockholders. The Corporation shall be entitled to recognize the exclusive rights of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the Commonwealth of Puerto Rico.



ARTICLE SIX

GENERAL PROVISIONS

Section 1.   Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in cash, property, or its own shares pursuant to law and subject to the provisions of the Certificate of Incorporation.

Section 2.   Reserves. The Board of Directors may by resolution create a reserve or reserves out of earned surplus for any proper purpose or purposes, and may abolish any such reserve in the same manner.

Section 3.   Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 4.   Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year, unless otherwise fixed by resolution of the Board of Directors.

Section 5.   Seal. The corporate seal shall have inscribed thereon the name and state of incorporation of the Corporation. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE SEVEN

AMENDMENTS OF BYLAWS

These Bylaws may be altered, amended or repealed or new Bylaws may be adopted at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting.

Adopted by the Board of Directors as of December 18, 2018.

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Teague Egan, President and
Chief Executive Officer